EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Income from continuing operations before income taxes	$198,897	$56,309	$468,129	$214,012
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(302)	1,227	(1,611)	1,107
Amortization of capitalized interest	472	409	1,363	987
Interest expense	11,124	10,697	33,765	30,422
Interest portion of rental expense	1,855	1,572	5,507	4,643

Earnings	$212,046	$70,214	$507,153	$251,171

Interest	$11,753	$12,793	$35,918	$35,227
Interest portion of rental expense	1,855	1,572	5,507	4,643
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$13,608	$14,365	$41,425	$39,870

Ratio of Earnings to Fixed Charges	15.58	4.89	12.24	6.30